Exhibit 99.3

VALE OVERSEAS LIMITED

TERMS AGREEMENT

Debt Securities

Guaranteed by Companhia Vale do Rio Doce

January 5, 2006

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Ladies and Gentlemen:

Vale Overseas Limited (the "Company") proposes to sell to J.P. Morgan Securities Inc. (the "Underwriter",) the securities (the "Securities") described below, guaranteed by Companhia Vale do Rio Doce (the "Guarantor") on the terms and conditions set forth in this Agreement.

1.	Basic Terms.

Title: 6.250% Guaranteed Notes due 2016

Principal Amount: US$ 1,000,000,000

Interest: 6.25% per annum from January 10, 2006 based upon a 360-day year consisting of twelve 30-day months

Maturity: January 11, 2016

Listing: The Company and the Guarantor will use their reasonable best efforts to cause the Securities to be listed on the New York Stock Exchange, and to maintain the listing on such exchange or another recognized securities exchange.

Purchase Price: 99.61% of the principal amount, plus accrued interest, if any, from January 10, 2006, the originally scheduled closing date, to the Closing Date as defined in the Underwriting Agreement Basic Provisions.

Closing: 9:30 a.m. on January 10, 2006, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, in Federal (same day) funds.

2.                   Definitions.

(i)                  Clause (d) of the third paragraph of the Underwriting Agreement Basic Provisions dated January 9, 2004 (the "Underwriting Agreement Basic Provisions") shall be amended and restated for purposes of this Agreement as follows: "'Registration Statement' shall mean the registration statement, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B under the Securities Act at the Execution Time."

(ii)                Clause (e) of the third paragraph of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows: "Basic Prospectus' means the prospectus dated December 3, 2003, included in the Registration Statement at the time of its initial effectiveness, the term "Preliminary Prospectus" means the Basic Prospectus as supplemented by the preliminary prospectus supplement specifically relating to the Securities and the offering thereof, dated January 5, 2006, and the term “Prospectus” means the Basic Prospectus as supplemented by the prospectus supplement specifically relating to the Securities in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities, dated January 5, 2006.

3.                   Time of Sale Information.              At 4:30 p.m. on the date hereof (the “Time of Sale”), the Company and the Guarantor had prepared the following information (collectively, the “Time of Sale Information”): the Preliminary Prospectus and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Schedule I hereto, which shall include any amendment or supplement to such information pursuant to Section 8(d) of this Agreement.

4.                   Incorporation by Reference. The last sentence of the third paragraph of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows: "Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the initial effective date of the Registration Statement or the date of such Preliminary Prospectus, the Time of Sale Information or the Prospectus, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus, the Time of Sale Information or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein."

2

5.                   Representations and Warranties of the Company and the Guarantor. Sections 1(a), 1(b), 1(c) and (1)(i) of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

(1)(a)    Registration Statement and Prospectus. The Registration Statement has been declared effective by the Commission. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any amendment thereto, the Registration Statement complied and will comply in all material respects with the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Trust Indenture Act”), and, on the Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither the Company nor the Guarantor makes any representation and warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the Trustee under the Trust Indenture Act or (ii) any statements or omissions made in reliance upon and in conformity with Underwriter Information (as defined below) furnished to the Company or the Guarantor in writing by or on behalf of the Underwriter expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto.

(1)(b)(i)             Time of Sale Information. The Time of Sale Information, at the Time of Sale did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither the Company nor the Guarantor makes any representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with Underwriter Information furnished to the Company or the Guarantor in writing by or on behalf of the Underwriter expressly for use in such Time of Sale Information.

(1)(b)(ii)             Issuer Free Writing Prospectus. Other than the Preliminary Prospectus and the Prospectus, neither the Company nor the Guarantor (including its agents and representatives, other than the Underwriter in its

3

capacity as such) has made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company, the Guarantor or its agents and representatives (other than a communication referred to in clause (A) below) an “Issuer Free Writing Prospectus”) other than (A) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (B) the documents listed on Schedule I hereto and other written communications approved in writing in advance by the Underwriter. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Time of Sale Information, any such Issuer Free Writing Prospectus not included in the Time of Sale Information at the Time of Sale did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither the Company nor the Guarantor makes any representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with Underwriter Information furnished to the Company or the Guarantor in writing by the Underwriter expressly for use in any Issuer Free Writing Prospectus.

(1)(c)    Incorporated Documents. The documents incorporated by reference in the Registration Statement or the Time of Sale Information, when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act,; and any further documents deemed to be or, in the case of a Report on Form 6-K, designated as being incorporated by reference in the Registration Statement or the Time of Sale Information after the date of this Agreement but prior to the termination of the offering of the Securities, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and when read together with the other information included or incorporated in the Registration Statement or the Time of Sale Information will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(1)(i)     The consolidated historical financial statements and schedules of the Guarantor and its consolidated subsidiaries included in the Registration Statement, the Time of Sale Information and the Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Guarantor as of the dates and for the

4

periods indicated, comply as to form with the applicable accounting requirements of the Securities Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein);

6.                    Additional Representations and Warranties of the Company and the Guarantor. In addition to the representations and warranties set forth in Section 1 of the Underwriting Agreement Basic Provisions, each of the Company and the Guarantor, jointly and severally, represents and warrants to the Underwriter, as of the date hereof, that:

(i)                  except as described in the Prospectus and the Time of Sale Information, payments made by the Company to holders under the Securities and the Indenture and by the Company to the Underwriter under this Agreement will not be subject under the current laws of Brazil or the Cayman Islands or any political subdivision of any such jurisdiction to any withholding or similar charges for or on account of taxation;

(ii)                since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information and the Prospectus, (a) there has not been (1) any change in the capital stock or long-term debt of the Guarantor or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or the Guarantor on any class of capital stock, except to the extent that such change in capital stock or long-term debt or distribution or dividend do not, in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor and its subsidiaries taken as a whole, or (2) any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor and the Subsidiaries, taken as a whole (as used in this Section 2, the term "Subsidiary" means any entity of which the Guarantor or the Company directly or indirectly owns more than 51% of the outstanding voting shares and the Company or the Guarantor has the ability to elect a majority of the members of the board of directors or the governing body); (b) neither the Guarantor nor any of its Subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Guarantor and its Subsidiaries taken as a whole; and (c) neither the Company, the Guarantor nor any of its Subsidiaries has sustained any material loss or interference with its business (1) from fire, explosion, flood or other calamity, whether or not covered by insurance or (2) from any action, order or decree of any court or arbitrator or governmental or regulatory authority material to the Guarantor and its Subsidiaries taken as a whole, except in each case as otherwise disclosed in the Registration Statement, the Time of Sale Information and the Prospectus;

(iii)               PricewaterhouseCoopers, who certified the financial statements and supporting schedules included in the Registration Statement, are an independent registered public accounting firm with respect to the Guarantor and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Securities Act;

5

(iv)               other than as set forth or contemplated in the Time of Sale Information and the Prospectus, there are no labor disturbances or disputes existing, or to the knowledge of the Company and Guarantor, threatened, that could result in any material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor and its Subsidiaries taken as a whole;

(v)                 the Guarantor and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in Time of Sale Information and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor or its Subsidiaries taken as a whole; and except as described in the Time of Sale Information and the Prospectus, neither the Guarantor nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where this fact has not caused, or could not cause, a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor or its Subsidiaries taken as a whole;

(vi)               the Guarantor and its Subsidiaries have good and marketable title, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Guarantor and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (a) do not materially interfere with the use made and proposed to be made of such property by the Guarantor and its Subsidiaries or (b) could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor or its Subsidiaries taken as a whole;

(vii)              the Guarantor and its Subsidiaries (a) are in compliance with any and all applicable federal, provincial, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"), and none of them has received notice of any outstanding violations of any Environmental Laws; (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) are in compliance with all terms and conditions of any such permit, license or approval, except in any such described in items (a), (b), and (c) for any such failure to comply or violations or failure to received required permits, licenses or approvals, as would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders' equity or results of operations of the Guarantor and its Subsidiaries taken as a whole;

(viii)             there is and has been no material failure on the part of the Company or the Guarantor or any of the Company’s or the Guarantor's directors or officers, in their capacities

6

as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications; and

(ix)               neither the Company nor the Guarantor is an ineligible issuer as defined in Rule 405 under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Securities.

7.                    Representations and Warranties of the Underwriter. The Underwriter hereby represents and agrees that:

(i)                  It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company or the Guarantor and not incorporated by reference into the Registration Statement and any press release issued by the Company or the Guarantor) other than (a) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in any Preliminary Prospectus or a previously filed Issuer Free Writing Prospectus, (b) any Issuer Free Writing Prospectus listed on Schedule I or prepared pursuant to Section 1(b)( ii) of the Underwriting Agreement Basic Provisions, as amended for purposes of this Agreement, or (c) any free writing prospectus prepared by such underwriter and approved by the Company and the Guarantor in advance in writing (each such free writing prospectus referred to in clauses (a) or (c), an “Underwriter Free Writing Prospectus”).

(ii)                It has not and will not distribute any Underwriter Free Writing Prospectus referred to in clause (i)(a) in a manner reasonably designed to lead to its broad unrestricted dissemination.

(iii)               It has not and will not, without the prior written consent of the Company and the Guarantor, use any free writing prospectus that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission; provided that the Underwriter may use a term sheet substantially in the form of Exhibit 5 hereto without the consent of the Company and the Guarantor; provided further that the Underwriter using such term sheet shall notify the Company and the Guarantor, and provide a copy of such term sheet to the Company and the Guarantor, prior to, or substantially concurrently with, the first use of such term sheet.

(iv)               It will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Securities Act.

(v)                 It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company and the Guarantor if any such proceeding against it is initiated during the period in which a prospectus relating to the Securities is required to be delivered under the Securities Act).

7

(vi)               In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Securities to the public in that Relevant Member State at any time:

(a)          to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)          to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)          in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this Section, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and references to the "Prospectus Directive" means Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each Relevant Member State.

(vii)              Underwriter represents, warrants and agrees that it has not offered or sold and will not offer or sell the Securities publicly (as defined for purposes of the securities laws of Brazil or the Cayman Islands, as the case may be) in Brazil or the Cayman Islands.

8.                    Covenants of the Company. Section 3 of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

(a)          The Company and the Guarantor will file the Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, and will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and the Company and the Guarantor will promptly furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not

8

previously delivered) to the Underwriter in such quantities as the Underwriter may reasonably request.

(b)          Prior to the termination of the offering of the Securities, the Company and the Guarantor will not file any amendment of the Registration Statement, or any supplement to the Basic Prospectus, and will not use, authorize, approve, refer to or file any Issuer Free Writing Prospectus, unless in each case you have been furnished a copy for review prior to filing and the Company and the Guarantor will not file any such proposed amendment or supplement, nor use, authorize, approve, refer to or file any Issuer Free Writing Prospectus to which you reasonably object. The Company and the Guarantor will promptly advise you (1) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (2) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement or Issuer Free Writing Prospectus shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act and (5) of the receipt by the Company or the Guarantor, as the case may be, of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company and the Guarantor will use their commercially reasonable efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c)          If, at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act, any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Securities Act or the Exchange Act, the Company and the Guarantor promptly will (1) notify you of such event, (2) prepare and file with the Commission an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Prospectus to you in such quantities as you may reasonably request.

9

(d)           If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Company and the Guarantor will immediately notify the Underwriter thereof and forthwith prepare and, subject to paragraph (b) above, file with the Commission (to the extent required) and furnish to the Underwriter and to such dealers as the Underwriter may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law.

(e)           As soon as practicable, the Guarantor will make generally available to its security holders and to the Underwriter an earnings statement or statements of the Guarantor and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(f)            The Company and the Guarantor will furnish to the Underwriter and to counsel for the Underwriter, without charge, signed or conformed copies of the Registration Statement (including exhibits thereto), and so long as delivery of a prospectus by the Underwriter or dealer may be required by the Securities Act, as many copies of the Preliminary Prospectus and the Prospectus and any supplement thereto as the Underwriter may reasonably request.

(g)           The Company and the Guarantor will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as you may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall either the Company or the Guarantor be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject either of them to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where either of them is not now so subject.

(h)          The Company and the Guarantor will furnish, upon request of the Underwriter, for a period of two years from the date of this Agreement (unless otherwise publicly available on the Commission's EDGAR website or the Company's or the Guarantor's website) (i) copies of any reports or other communications which the Guarantor shall send to its shareholders or which the Company or the Guarantor shall from time to time publish or publicly disseminate, (ii) copies of all annual and other reports filed with the Commission on Forms 20-F and 6-K, or such other similar form as

10

may be designated by the Commission, (iii) copies of documents or reports filed with any securities exchange on which any class of securities of the Company is listed, and (iv) such other information as the Underwriter may reasonably request regarding the Company or the Guarantor and its subsidiaries, in each case, as soon as such communications, documents or information become available.

(i)           The Company and the Guarantor will apply the net proceeds from the sale of the Securities in the manner set forth under the caption "Use of Proceeds" in the Preliminary Prospectus and the Prospectus.

(j)           The Company and the Guarantor will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

9.                   Conditions of Underwriter's Obligation.

(i)                  Sections 4(g)(ii) and (iii) of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

"(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose or under Section 8A of the Securities Act have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included or incorporated by reference in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company, except as set forth in or contemplated in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto)"

(ii)                Sections 4(h)(ii) and (iii) of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

"(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose or under Section 8A of the Securities Act have been instituted or, to the Guarantor's knowledge, threatened; and

(iii) since the date of the most recent financial statements included or incorporated by reference in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Guarantor, except as set

11

forth in or contemplated in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto)"

(iii)               Section 4(i) of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

(i) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Preliminary Prospectus, the Time of Sale Information and the Prospectus (exclusive of any supplement thereto), there shall not have been any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto) the effect of which is, in your sole judgment, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Time of Sale Information and the Prospectus (exclusive of any supplement thereto).

10.                  Indemnification and Contribution. Section 6(a) of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

The Company and the Guarantor, jointly and severally, agree to indemnify and hold harmless the Underwriter, the directors, officers, employees and agents of the Underwriter and each person who controls the Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereof, any Issuer Free Writing Prospectus, the Preliminary Prospectus, the Time of Sale Information or the Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company and the Guarantor will not be liable in any

12

such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with Underwriter Information furnished to the Company or the Guarantor by or on behalf of the Underwriter expressly for inclusion therein; provided, further, that with respect to any loss, claim, damage or liability asserted to have arisen out of or to have been based upon an untrue statement or omission of material fact made in the Preliminary Prospectus, the indemnity agreement contained in this Section 10 shall not inure to the benefit of the Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Securities to the extent that any such loss, claim, damage or liability occurs under the circumstance where it shall have been determined by a court of competent jurisdiction by final and nonappealable judgment that (i) prior to the time of sale the Company or the Guarantor had notified the Underwriter that the Preliminary Prospectus contatined an untrue statement or omission of a material fact, (ii) such untrue statement or omission of a material fact was corrected in the final term sheet attached hereto as Exhibit 5 (the "Final Term Sheet") and the Final Term Sheet was provided to the Underwriter far enough in advance of the time of sale so it could have been provided to such person prior to the time of sale, (iii) the Underwriter did not send or give the Final Term Sheet to such person, or the information contained in the Final Term Sheet was not otherwise conveyed to such person at or prior to the time of the sale of the Securities to such person, and (iv) such loss, claim, damage or liability would not have occurred had the Underwriter delivered the Final Term Sheet to such person as provided for in clause (iii) above. This indemnity agreement will be in addition to any liability that the Company and the Guarantor may otherwise have.

11.                  Termination. Section 8 of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

This Agreement shall be subject to termination in your absolute discretion, by notice given to the Company and the Guarantor prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Guarantor's American Depositary Receipts shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, (iii) a banking moratorium shall have been declared either by Federal or New York State authorities, (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis, the effect of which on financial markets is such as to make it, in the sole judgment of the

13

Underwriter, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Time of Sale Information and the Prospectus (exclusive of any supplement thereto) or (v) there shall have been, since the time of the execution of this Agreement or since the respective dates as of which information is given in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto), any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Time of Sale Information and the Prospectus (exclusive of any supplement thereto), the effect of which is, in the sole judgment of the Underwriter, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Time of Sale Information and the Prospectus (exclusive of any supplement thereto).

12.                 Lock-Up. The Company covenants with the Underwriter that during a period of 30 days from the date of the Prospectus, the Company will not, without the prior written consent of the Underwriter, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any debt securities of the Company.

13.	Payment of Expenses.

(i)                  The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriter of this Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriter, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriter in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriter of copies of the Preliminary Prospectus, any Issuer Free Writing Prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriter of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the costs and expenses of the Company and the Guarantor relating to investor presentations on any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, and the travel and lodging expenses of the representatives and officers of the Company and any such consultants, (x) any fees payable in

14

connection with the rating of the Securities and (xi) the fees and expenses incurred in connection with the listing of the Securities on the New York Stock Exchange.

(ii)                If (a) this Agreement is terminated pursuant to Section 11, (b) the Company for any reason fails to tender the Securities for delivery to the Underwriter or (c) the Underwriter declines to purchase the Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Underwriter for all out-of-pocket costs and expenses (including the fees and expenses of its counsel) reasonably incurred by the Underwriter in connection with this Agreement and the offering contemplated hereby.

14.                Information Furnished by the Underwriter (for purposes of Section 6(b) of the Underwriting Agreement Basic Provisions). The third and fourth sentences of the section entitled "Trading Market", the first paragraph of the section entitled "Commissions and Discounts", the section entitled "Price Stabilization and Short Positions", the section entitled "EEA Selling Restrictions", in each case under the caption "Underwriting" in the Prospectus (collectively, the "Underwriter Information").

15.                Incorporation by Reference of Underwriting Agreement Basic Provisions. To the extent not superseded or amended by this Agreement, the provisions of the Underwriting Agreement Basic Provisions are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement Basic Provisions.

16.                Waiver of Immunities. To the extent that the Company or the Guarantor or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or any additional agreement, the Company and the Guarantor hereby irrevocably and unconditionally, to the extent permitted by applicable law, waive and agree not to plead or claim any such immunity and consents to such relief and enforcement.

17.                Judgment Currency. Each of the Company and the Guarantor agrees to indemnify the Underwriter against any loss incurred by the Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which the Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor, as the case may be, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums

15

and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

18.                Opinions. The opinions to be delivered on the Closing Date for purposes of Sections 4(a), 4(b), 4(c) and 4(d) of the Underwriting Agreement Basic Provisions shall be substantially in the forms attached hereto as Exhibits 1-4, each of which is in form and substance satisfactory to you for purposes of such Sections. References in the Underwriting Agreement Basic Provisions to “Hunter & Hunter” in Section 4(c), to “Pinheiro Neto Advogados” in Section 4(d) and to “Clifford Chance” in Section 4(e) shall be amended and restated to refer to “Walkers”, “Mattos Filho, Veiga Filho, Marrey Jr. e Queiroga Advogados” and "Gibson, Dunn & Crutcher LLP", respectively.

The obligations of the Underwriter to purchase Securities subject to this Terms Agreement shall be subject to the further condition that you shall have received from Machado, Meyer, Sendacz e Opice Advogados, Brazilian counsel for the Underwriter, such opinion or opinions, dated the Closing Date and addressed to you, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Time of Sale Information, the Prospectus and other related matters as you may reasonably require, and the Company and the Guarantor shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

19.                No Fiduciary Duty. The Company and the Guarantor acknowledge and agree that: (i) nothing herein shall create a fiduciary or agency relationship between the Company or the Guarantor, on the one hand, and the Underwriters, on the other; (ii) the Underwriters are not acting as advisors, expert or otherwise, to the Company or the Guarantor in connection with this offering, sale of the Securities or any other services the Underwriters may be deemed to be providing hereunder, including, without limitation, with respect to the public offering price of the Securities andthe Company and the Guarantor shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby and the Underwriter shall have no responsibility or liability to the Company or the Guarantor with respect to such investigation or appraisal, (iii) the relationship between the Company and the Guarantor, on the one hand, and the Underwriters, on the other, is entirely and solely commercial, based on arms-length negotiations; (iv) any duties and obligations that the Underwriters may have to the Company or the Guarantor shall be limited to those duties and obligations specifically stated herein; and (v) the Underwriters and their respective affiliates may have interests that differ from those of the Company and the Guarantor..

20.                Notices to Underwriter. Notices to the Underwriter shall be directed to Attn: Latin America New Issues, J.P. Morgan Securities Inc., 270 Park Avenue, 7th Floor, New York, New York 10017, Fax no. (212) 834-6618.

16

* * *

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the Underwriter in accordance with its terms.

Very truly yours,

VALE OVERSEAS LIMITED

By: /s/ Sonia Zagury

Name: Sonia Zagury
Title: Attorney-in-fact

By: /s/ José Alberto Menezes Penedo

Name: José Alberto Menezes Penedo
Title: Attorney-in-fact

COMPANHIA VALE DO RIO DOCE

By: /s/ Sonia Zagury

Name: Sonia Zagury
Title: Attorney-in-fact

By: /s/ José Alberto Menezes Penedo

Name: José Alberto Menezes Penedo
Title: Attorney-in-fact

17

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written.

J.P. MORGAN SECURITIES INC.

By: /s/ Mark A. Tuttle

Name: Mark A. Tuttle
Title: Managing Director

18

SCHEDULE I

A.	Time of Sale Information

Press release of the Guarantor dated January 3, 2005, filed pursuant to Rule 433(d)

Final term sheet in the form of Exhibit 5 as filed pursuant to Rule 433(d) of the Securities Act.

EXHIBIT 1

Opinion of General Counsel of the Guarantor

Ladies and Gentlemen:

I have acted as a Brazilian counsel for Companhia Vale do Rio Doce, a company duly organized and existing under the laws of the Federative Republic of Brazil (hereinafter referred to as “CVRD”), in connection with the issuance by Vale Overseas Limited (hereinafter referred to as the “Company”) of US$1,000,000,000 6.25% Guaranteed Notes due 2016, irrevocably and unconditionally guaranteed by CVRD (hereinafter referred to as the “Notes”).

Terms used herein, unless otherwise defined, shall have the meaning ascribed to them in the Indenture dated as of March 8, 2002, by and among CVRD, the Company and JPMorgan Chase Bank, N.A., as the Trustee (hereinafter referred to as the “Original Indenture”).

In rendering the opinions set forth below, I have examined the following documents: (i) the Original Indenture; (ii) the Third Supplemental Indenture dated as of January 15, 2004 among CVRD, the Company and JPMorgan Chase Bank, N.A., as the Trustee; (iii) the Fifth Supplemental Indenture dated as of January 10, 2006 among CVRD, the Company and JPMorgan Chase Bank, N.A., as the Trustee; (iv) the Terms Agreement dated as of January 5, 2006 among CVRD, the Company and the Underwriters and a copy of the Underwriting Agreement Basic Provisions incorporated therein (the “Terms Agreement”); (v) the registration statement on Form F-3 (File n° 333-110867) filed by CVRD and the Company with the U.S. Securities and Exchange Commission, including the documents incorporated by reference therein (hereinafter referred to as the “Registration Statement”); (vi) the Time of Sale Information, as defined in the Terms Agreement; (vii) the Preliminary Prospectus Supplement dated as of January 5, 2006 relating to the Notes, the basic Prospectus dated as of December 12, 2003 and the documents incorporated by reference therein (the Preliminary Prospectus Supplement, the Prospectus and such documents are hereinafter together referred to as the “Preliminary Prospectus”); (viii) the Final Prospectus Supplement dated as of January 5, 2006 relating to the Notes, the basic Prospectus dated as of December 12, 2003 and the documents incorporated by reference therein (the Prospectus Supplement, the Prospectus and such documents are hereinafter together referred to as the “Final Prospectus”, the Final Prospectus and the Preliminary Prospectus are hereinafter together referred to as the “Prospectus”); (ix) the Notes; and (x) the guaranty relating to the Notes as executed by CVRD (hereinafter referred to as the “Guaranty”). The documents listed in items (i) through (x) above shall be hereinafter collectively referred to as the “Transaction Documents”. I have also examined the originals or certified, conformed or reproduction copies of all records, agreements, instruments and documents as I have deemed relevant or necessary as the basis for the opinions hereinafter expressed.

I have also assumed, for purposes of the opinions expressed herein that (i) each of the parties to such agreements, other than CVRD, has the corporate power and authority to enter into and to perform each of the documents to which it is a party; (ii) each of such documents has been duly authorized, executed and delivered by such other parties; (iii) no provision of any Transaction Documents conflicts with or is otherwise invalid, illegal or unenforceable under the laws of the State of New York or the Cayman Islands; (iv) the execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party (A) does not contravene the Memorandum & Articles of Association of such party; (B) does not violate or require any consent not obtained under any applicable law or regulation of any jurisdiction (other than Brazil) or any other writ, injunction or decree of any court or other governmental authority binding upon such party; and (C) does not violate or require any consent not obtained under any contractual obligation applicable to or binding upon such party.

Based upon the foregoing and subject to the reservations set forth below, I am of the opinion that:

1.           CVRD (i) is a duly organized and validly existing company under the laws of the Federative Republic of Brazil; (ii) has the full corporate power and authority necessary to own its property and assets and to conduct its business as now being conducted; (iii) is duly qualified and authorized to do business in Brazil; and (iv) has all power and authority necessary to own and hold its respective properties and to conduct the business in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the performance of its obligations under the Notes and the Guaranty or on the condition (financial or otherwise), prospects, earnings, business or properties of CVRD and its subsidiaries, taken as a whole.

2.           CVRD has full right, power and authority to execute and deliver each of the Transaction Documents to which it is a party, the Notes and the Guaranty and to perform its obligations thereunder and all corporate action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents to which it is a party, the Notes and the Guaranty and the consummation of the transactions contemplated thereby has been duly and validly taken.

3.           Each of the Transaction Documents to which it is a party and the Guaranty have been duly authorized, executed and delivered by CVRD.

4.           The execution, delivery and performance by CVRD of each of the Transaction Documents to which it is a party and the Guaranty, the issuance and sale by the Company of the Notes and the compliance by CVRD and the Company with the terms thereof and the consummation of the transactions contemplated by each of the Transaction Documents will not conflict with or result in a breach or violation of (i) the by-laws of CVRD; (ii) the terms of any existing indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which CVRD or any of its subsidiaries is a party or bound or to which its or their property is subject; or (iii) any existing statute, law, rule, regulation, judgment, order or decree applicable to CVRD of any court, regulatory body, administrative agent, governmental body, arbitrator or other authority in Brazil having jurisdiction over the Guarantor or any of its properties, except in case of (ii) and (iii) as would not, individually or in the aggregate, have a material adverse effect on the performance of each of the Transaction Documents to which it is a party, the Notes and the Guaranty, or on the condition (financial or otherwise), prospects, earnings, business or properties of CVRD and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business.

5.            To the best of my knowledge, except as described in the Time of Sale Information and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending in Brazil to which CVRD or any of its subsidiaries is a party which could reasonably be expected to result in a material adverse change in the financial position, stockholders´ equity, results of operations, business operations or properties of CVRD and its subsidiaries taken as a whole or on the performance by CVRD of its obligations under each of the Transaction Documents to which it is a party, the Notes and the Guaranty; and to the best of my knowledge, no such investigations, actions, suits or proceedings are threatened or contemplated by any Brazilian governments or regulatory authority or threatened by others in Brazil.

6.            Although I assume no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Time of Sale Information or Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to my attention to cause me to believe that the Registration Statement at the Effective Date (as defined in the Terms Agreement), contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, not misleading, that the Time of Sale Information, at the Time of Sale (as defined in the Terms Agreement) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus or any amendment or supplement thereto, as of its date and the date hereof, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading, in each case other than the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which I express no view.

I express no opinion as to any agreement, instrument or other document other than as specified in this letter.

I am licensed to practice law in Brazil only and express no opinion as to the laws of any jurisdiction other than those of Brazil.

The opinions expressed herein are solely for your benefit and may not be relied upon in any purpose by any other person.

EXHIBIT 2

Opinion of Cleary Gottlieb Steen & Hamilton LLP,

Special United States Counsel to the Company and the Guarantor

Ladies and Gentlemen:

We have acted as special United States counsel for Vale Overseas Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), and Companhia Vale do Rio Doce, a Brazilian corporation, as guarantor (the “Guarantor”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-110867) of U.S.$1,000,000,000 aggregate principal amount of 6.25% Guaranteed Notes due 2016 (the “Notes”) to be issued under an indenture dated as of March 8, 2002 (the “Original Indenture”), as supplemented by the third supplemental indenture dated as of January 15, 2004 (the “Third Supplemental Indenture”) and by the fifth supplemental indenture dated as of January 10, 2006 (the “Fifth Supplemental Indenture” and, together with the Original Indenture and the Third Supplemental Indenture, the “Indenture”), among the Company, the Guarantor and JPMorgan Chase Bank, N.A., as trustee. Such registration statement, as amended as of its most recent effective date (January 5, 2006) determined pursuant to Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated December 12, 2003, as first filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated January 5, 2006, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement;” and the related prospectus supplement dated January 5, 2006, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus and the Preliminary Prospectus Supplement together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.” This opinion letter is furnished pursuant to Section 4(b) of the Underwriting Agreement Basic Provisions (the “Underwriting Agreement Basic Provisions”), incorporated by reference into the Terms Agreement dated January 5, 2006 (the “Terms Agreement”) among the Company, the Guarantor and the several underwriters named in Schedule I thereto (the “Underwriters”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	an executed copy of the Terms Agreement and a copy of the Underwriting Agreement Basic Provisions incorporated therein;
(b)	the Registration Statement and the documents incorporated by reference therein;

(c)	the Pricing Prospectus and the documents incorporated by reference therein;
(d)	the Final Prospectus and the documents incorporated by reference therein;
(d)	a facsimile copy of the Notes in global form as executed by the Company;
(e)	a facsimile copy of the guaranty relating to the Notes (the “Guaranty”) as executed by the Guarantor;
(f)	executed copies of the Original Indenture, the Third Supplemental Indenture and the Fifth Supplemental Indenture; and
(g)	the documents delivered to you by the Company and the Guarantor at the closing pursuant to the Terms Agreement.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and the Guarantor and such other instruments and other certificates of public officials, officers and representatives of the Company and the Guarantor and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company and the Guarantor in the Terms Agreement) and (ii) that the Notes will be duly authenticated in accordance with the terms of the Indenture.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1.            The Indenture has been duly executed and delivered by each of the Company and the Guarantor under the law of the State of New York and qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and is a valid, binding and enforceable agreement of the Company and the Guarantor.

2.            The Notes have been duly executed and delivered by the Company under the law of the State of New York and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

3.           The Guaranty has been duly executed and delivered by the Guarantor under the law of the State of New York and is a valid, binding and enforceable obligation of the Guarantor.

4.             The statements set forth under the heading “Description of the Notes” in the Preliminary Prospectus Supplement (considered together with the documents listed in Schedule I to the Terms Agreement) and in the Final Prospectus Supplement, and under the heading “Description of Debt Securities” in the Base Prospectus, insofar as each of such statements purport to summarize certain provisions of the Notes and the Indenture, provide a fair summary of such provisions. The statements set forth under the heading “Certain Tax Considerations—United States Tax Considerations” in the Pricing Prospectus and in the Final Prospectus Supplement, insofar as each of such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Notes.

5.            The Terms Agreement has been duly executed and delivered by each of the Company and the Guarantor under the law of the State of New York.

6.            The issuance and sale of the Notes to the Underwriters pursuant to the Terms Agreement do not, and the performance by the Company and the Guarantor of their respective obligations in the Terms Agreement, the Indenture, the Notes and the Guaranty will not, require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States of America or the State of New York that in our experience is normally applicable to general business entities in relation to transactions of the type contemplated by the Terms Agreement, the Indenture, the Notes and the Guaranty, except such as have been obtained or effected under the Securities Act of 1933, as amended (the “Securities Act”), and the Trust Indenture Act (but we express no opinion relating to any state securities or Blue Sky laws).

7.            No registration of either the Company or the Guarantor under the U.S. Investment Company Act of 1940, as amended, is required for the offer and sale of the Notes by the Company in the manner contemplated by the Terms Agreement and the Final Prospectus and the application of the proceeds thereof as described in the Final Prospectus.

8.            Under the laws of the State of New York relating to submission to jurisdiction, each of the Company and the Guarantor, pursuant to Section 11 of the Underwriting Agreement Basic Provisions, incorporated by reference into the Terms Agreement, (i) has validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the City, County and State of New York in any action arising out of or related to the Terms Agreement, (ii) to the fullest extent permitted by law, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and (iii) has validly appointed Rio Doce America, Inc. as its initial authorized agent for the purpose described in Section 11 of the Underwriting Agreement Basic Provisions.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company or the Guarantor, (a) we have assumed that the Company and the Guarantor and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company and the Guarantor regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience are normally applicable to general business entities in relation to the transactions of the type contemplated in the Indenture, the Notes and the Guaranty), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

With respect to the opinions expressed in paragraphs 1, 2, 3 and 8 above and to the first sentence of Section 1.14 of the Indenture and Section 11 of the Underwriting Agreement Basic Provisions, we express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action relating to the Terms Agreement, the Indenture, the Guaranty or the Notes where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

In addition, we note that (a) the enforceability in the United States of the waiver in Section 1.14 of the Indenture and Section 16 of the Terms Agreement by each of the Company and the Guarantor of any immunities from court jurisdiction and from legal process is subject to the limitations imposed by the U.S. Foreign Sovereign Immunities Act of 1976 and (b) with respect to the opinions expressed in paragraphs 1, 2, 3 and 8 above, the designation in Section 1.14 of the Indenture of the U.S. federal courts located in the Borough of Manhattan, City of New York as the venue for actions or proceedings relating to the Indenture, the Notes and the Guaranty, and the designation in Section 11 of the Underwriting Agreement Basic Provisions, of the U.S. federal courts located in the City, County and State of New York as the venue for actions or proceedings relating to the Terms Agreement, are (notwithstanding the waiver in Section 1.14 of the Indenture and Section 11 of the Underwriting Agreements Basic Provisions) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

We express no opinion as to the enforceability of Section 10.8 of the Indenture providing for indemnification by the Company and the Guarantor of the Trustee and the holders of securities issued under the Indenture against any loss in obtaining the currency due to the Trustee or such holders under the Indenture from a court judgment in another currency.

In addition, we note that the waiver of defenses relating to the Guaranty in Article 12 of the Indenture may be ineffective to the extent that any such defense involves a matter of public policy in New York (such as reflected in New York’s anti-champerty statute).

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you solely for your benefit in your capacity as Underwriters in connection with the offering of the Notes and the Guaranty. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you or any other person, or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Negative Comfort Letter of Cleary Gottlieb Steen & Hamilton LLP,

Special United States Counsel to the Company and the Guarantor

We have acted as special United States counsel for Vale Overseas Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), and Companhia Vale do Rio Doce, a Brazilian corporation, as guarantor (the “Guarantor”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-110867) of U.S.$1,000,000,000 aggregate principal amount of 6.25% Guaranteed Notes due 2016 (the “Notes”). Such registration statement, as amended as of its most recent effective date (January 5, 2006), determined pursuant to Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”), but excluding Exhibits 25.1 and 25.2 and the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated December 12, 2003, as first filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated January 5, 2006, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement;” and the related prospectus supplement dated January 5, 2006, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus and the Preliminary Prospectus Supplement together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.” This letter is furnished pursuant to Section 4(b) of the Underwriting Agreement Basic Provisions (the “Underwriting Agreement Basic Provisions”), incorporated by reference into the Terms Agreement dated January 5, 2006 (the “Terms Agreement”) among the Company, the Guarantor and the several underwriters named in Schedule I thereto (the “Underwriters”).

Because the primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or statistical information and because many determinations involved in the preparation of the Registration Statement, the Pricing Prospectus, the Final Prospectus, the documents incorporated by reference therein and the documents listed on Schedule I to the Terms Agreement are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion letter to you of even date herewith, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Prospectus, the Final Prospectus, the documents incorporated by reference therein or the documents listed on Schedule I to the Terms Agreement (except to the extent expressly set forth in numbered paragraph 4 of our opinion letter to you of even date herewith) and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements (except as aforesaid). We also are not passing upon and do not assume any responsibility for ascertaining whether or when any of the Pricing Prospectus, the Final Prospectus, the documents incorporated by reference therein or the documents listed on Schedule I to the Terms Agreement was conveyed to any person for purposes of Rule 159 under the Securities Act.

However, in the course of our acting as special United States counsel for the Company and the Guarantor in connection with their preparation of the Registration Statement, the Pricing Prospectus, the Final Prospectus and the documents listed on Schedule I to the Terms Agreement, we participated in conferences and telephone conversations with representatives of the Company and the Guarantor, representatives of the independent public accountants for the Company and the Guarantor, your representatives and representatives of your counsel, during which conferences and conversations the contents of the Registration Statement, the Pricing Prospectus, the Final Prospectus, portions of certain of the documents incorporated by reference therein and the documents listed on Schedule I to the Terms Agreement and related matters were discussed, and we reviewed certain corporate records and documents furnished to us by the Company and the Guarantor.

Based on our participation in such conferences and conversations and our review of such records and documents as described above, our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we advise you that:

(a)    The part of the Registration Statement relating to the offering of the Notes, (except the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which we express no view), at the time it became effective, and the Final Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Final Prospectus that are not filed or described as required.

(b)    The documents incorporated by reference in the Registration Statement and the Final Prospectus (except the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)    No information has come to our attention that causes us to believe that the part of the Registration Statement relating to the offering of the Notes, including the documents incorporated by reference therein (except for the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which we express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)    No information has come to our attention that causes us to believe that the Pricing Prospectus, including the documents incorporated by reference therein, considered together with the documents listed on Schedule I to the Terms Agreement (except for the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which we express no view), at the Time of Sale (as defined in the Terms Agreement), contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)    No information has come to our attention that causes us to believe that the Final Prospectus, including the documents incorporated by reference therein (except for the financial statements and schedules and other financial and statistical data included therein and the information concerning mineral reserves included therein, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

We confirm to you that (based solely upon a telephonic confirmation from a representative of the Commission) the Registration Statement is effective under the Securities Act and no stop order with respect thereto has been issued, and, to the best of our knowledge, no proceeding for that purpose has been instituted or threatened, by the Commission.

We are furnishing this letter to you solely for your benefit in your capacity as Underwriter in connection with the offering of the Notes. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the views expressed herein.

EXHIBIT 3

Opinion of Walkers, Special Cayman Islands Counsel to the Company

Dear Sirs;

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Documents (as defined in Schedule 1 hereto) being entered into by Vale Overseas Limited, (the "Company") in connection with the issue of its US$1,000,000,000 6.25% Guaranteed Notes due 2016, (the "Notes").

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or certified translations of the Documents listed in Schedule 1 hereto as noted therein.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 hereto, which we have not independently verified.

We are Attorneys-at-Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date hereof. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Documents nor upon the commercial terms of the transactions contemplated by the Documents.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3 hereto, we are of the opinion that under the laws of the Cayman Islands:

1.	The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.
2.	The Company has full corporate power, authority and legal right to execute and deliver the Documents to which it is a party and to perform its obligations under the Documents.
3.

The execution of the Documents to which the Company is a party and the issue of the Notes have been duly authorised by the Company and the Documents executed by the Company. The Documents to which the Company is a party, when delivered, and the Notes when executed, authenticated and delivered, will constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

4.

The execution, delivery and performance of the Notes and the Documents to which the Company is a party, the consummation of the transactions contemplated thereby and the compliance by the Company with the terms and provisions thereof do not:

(a)	contravene any law, public rule or regulation applicable to the Company which is currently in force; or
(b)	contravene the memorandum and articles of association of the Company.
5.

Neither the execution, delivery or performance of the Notes or the Documents nor the consummation or performance of any of the transactions contemplated thereby by the Company, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of any Cayman Islands governmental or judicial authority or agency.

6.

The law chosen in each of the Documents to which the Company is a party to govern its interpretation would be upheld as a valid choice of law in any action on that document in the courts of the Cayman Islands.

7.

There are no stamp duties (other than the stamp duties mentioned in qualification 2 in Schedule 3 hereto), income taxes, withholdings, levies, registration taxes, or other duties or similar taxes or charges now imposed, or which under the present laws of the Cayman Islands could in the future become imposed, in connection with the enforcement or admissibility in evidence of the Notes or the Documents or on any payment to be made by the Company or any other person pursuant to the Notes or the Documents. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

8.

None of the parties to the Documents (other than the Company) and no holder of the Notes is or will be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of the execution, delivery, performance or enforcement of the Documents, the holding of the Notes or the making or receipt of any payment under the Documents or the Notes.

9.

A judgment obtained in a foreign court will be recognised and enforced in the courts of the Cayman Islands without any re-examination of the merits at common law, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

10.	It is not necessary under the law of the Cayman Islands (i) in order to enable any party to the agreement to enforce their rights under the Documents or (ii) solely by reason of the execution, delivery and performance of the Documents that the parties to the Documents should be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands or any other political subdivision thereof. Except as hereinafter indicated, it is not necessary or advisable in order to ensure the legality, validity, enforceability or admissibility in evidence of the Documents in the Cayman Islands that the same be filed, notarised, recorded or enrolled with any government authority.
11.	The Company has executed an effective submission to the jurisdiction of the courts of the jurisdiction specified in each of the Documents.
12.

The Company is subject to civil and commercial law with respect to its obligations under the Notes and the Documents and neither the Company nor any of its assets is entitled to immunity from suit or enforcement of a judgment on the grounds of sovereignty or otherwise in the courts of the Cayman Islands in proceedings against the Company in respect of any of its obligations under the Notes or the Documents, which obligations constitute private and commercial acts rather than governmental or public acts.

13.

Based solely upon our examination of the Cause List and the Register of Writs and other Originating Process of the Grand Court conducted on 9 January 2006, we confirm that there are no actions, suits or proceedings pending against the Company before any court in the Cayman Islands and no steps have been, or are being, taken to compulsorily wind up the Company and based solely upon our examination of the records of the Company referred to below no resolution to voluntarily wind up the Company has been adopted by its members.

14.	A judgment of a court in the Cayman Islands may be expressed in a currency other than Cayman Islands dollars.
15.

On a liquidation of the Company, claims against the Company under any of the Notes or the Documents to which it is party will rank at least pari passu with the claims of all other unsecured creditors (other than those preferred by law).

16.

The restrictions contained in the Memorandum and Articles of Association of the Company limiting its ability to engage in any business other than the activities contemplated thereby are operative to limit the authority of the Company to the fulfilment of those objects, but do not constitute constructive notice to any third party that the Company may not engage in any other business, and under the laws of the Cayman Islands, any transaction entered into by the Company with a third party without actual notice in contravention of the restrictions would not be set aside by the courts of the Cayman Islands. Notwithstanding the restrictions aforesaid, the members of the Company have an unrestricted statutory power to amend any provision of its Memorandum or Articles of Association by special resolution.

17.	The statements contained in the Preliminary Prospectus Supplement and the Prospectus Supplement with regard to Cayman Islands law and taxation are true and accurate.

18.

Based solely on our review of the Register of Members of the Company, the Company has an authorised share capital of US$1,000 and has an outstanding and issued share capital of 1,000 ordinary shares of US$1.00 each held by Companhia Vale de Rio Doce.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or Documents not referred to herein. This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent. This opinion shall be construed in accordance with the laws of the Cayman Islands.

SCHEDULE 1

List of Documents Examined

1.	The Certificate of Incorporation and the Memorandum and Articles of Association;
2.	the corporate records, including the minute book and statutory registers of the Company as maintained at its registered office in the Cayman Islands;
3.	the Cause List and register of writs and other originating process kept at the Clerk of Courts Office, George Town, Grand Cayman as at 9:30 a.m., Cayman Islands time, on 9 January 2005;
4.	a Certificate of Good Standing dated 22 December 2005 in respect of the Company issued by the Registrar of Companies;
5.

executed copies of minutes of a meeting of the Board of Directors of the Company dated 25 February 2002, minutes of a meeting of the Board of Directors of the Company dated 7 January 2004, minutes of a meeting dated 25 October 2005 and minutes of a meeting dated 23 December 2005 (the "Resolutions");

6.

executed copies of the Powers of Attorney given by the Company in favour of the attorneys named therein dated 25 February 2002, 9 January 2004, 25 October 2005 and 23 December 2005 (the "Powers of Attorney");

7.	a preliminary prospectus supplement dated 5 January 2006 (the "Preliminary Prospectus Supplement");
8.	a prospectus supplement dated 5 January 2006 to the prospectus dated 1 December 2003 in relation to the issue of the Notes (the "Prospectus Supplement"); and
9.	(a)	the original Indenture dated as of 8 March 2002 made among the Company, Companhia Vale do Rio Doce ("CVRD") and JPMorgan Chase Bank as Trustee (the "Trustee");
	(b)	the Third Supplemental Indenture dated 15 January 2004 among the Company, CVRD and the Trustee;
(c)	the Terms Agreement dated 5 January 2006 entered into among the Company as issuer, CVRD as Guarantor and the underwriters named therein;
(d)	the Fourth Supplemental Indenture dated 15 January 2004 among the Company, CVRD and the Trustee;
(e)	the Fifth Supplemental Indenture dated 10 January 2006 among the Company, CVRD and the Trustee; and

(f)	the form of Notes.

The Documents listed in paragraphs 9(a) to 9(f) above inclusive are collectively referred to in this opinion as the "Documents".

SCHEDULE 2

Assumptions

The opinions hereinbefore given are based upon the following assumptions:

10.

There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Notes or the Documents nor the offering of the Notes and that, in so far as any obligation expressed to be incurred under the Documents or the Notes is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

11.

The Documents and the Notes are within the capacity, power and legal right of and have been or will be duly authorised, executed and delivered by, each of the parties thereto (other than the Company) and constitute or will, when executed and delivered, constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all relevant jurisdictions (other than the Cayman Islands).

12.

The choice of the laws of the jurisdiction selected to govern each of the Documents and the Notes has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands).

13.

All authorisations, approvals, consents, licenses and exemptions required by and all filings and other requirements of each of the parties to the Documents and the Notes outside the Cayman Islands to ensure the legality, validity and enforceability of the Documents have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied.

14.	All conditions precedent, if any, contained in the Documents have been or will be satisfied or waived.
15.	The board of directors of the Company consider the execution of the Documents and the transactions contemplated thereby to be in the best interests of the Company.
16.	All factual statements referred to or made in the Documents are true.
17.	No disposition of property effected by the Documents is made for an improper purpose or wilfully to defeat an obligation owed to a creditor and at an undervalue.
18.

The Company was, on the dates of execution of the Notes and the Documents able to pay its debts as they became due from its own moneys, and that any disposition or settlement of property effected by any of the Documents is made in good faith and for valuable consideration and at the time of each disposition of property by the Company pursuant to the Documents and the Notes the Company will be able to pay its debts as they become due from its own moneys.
19.	None of the Documents or the Notes has been or will be executed or delivered in the Cayman Islands.
20.

The originals of all documents examined in connection with this opinion are authentic, that all signatures, initials and seals are genuine, that all such documents purporting to be sealed have been so sealed, that all copies are complete and conform to their original or are a true translation of the original and that the Documents conform in every material respect to the latest drafts of the same produced to us and that where Documents have been provided to us in successive drafts marked-up to indicate changes to such Documents all such changes have been so indicated.

21.	The Memorandum and Articles of Association reviewed by us are the Memorandum and Articles of Association of the Company in force at the date hereof.
22.

The minute book, statutory registers and corporate records of the Company (including its certificate of incorporation and memorandum and articles of association) examined by us on 9 January 2006 at its registered office are complete and accurate and constitute a complete and accurate record of the business transacted by the Company and that all matters required by law and/or the memorandum and articles of association of the Company to be recorded therein are so recorded.

23.

The Cause List and the Register of Writs and other Originating Process of the Cayman Islands Grand Court maintained by the Clerk of the Courts examined by us at the Courts Office on 9 January 2006 at 9:30 a.m. covering the period six years prior to the date of search constitute a complete record of the proceedings before the Grand Court of the Cayman Islands.

24.	The meetings of the board of directors at which the Resolutions were duly adopted were called and held in accordance with the articles of association of the Company.
25.

The Power of Attorney dated 25 February 2002 was in full force and effect and had not been revoked on 8 March 2002. The Power of Attorney dated 9 January 2004 was in full force and effect and had not been revoked as at 15 January 2004. The Power of Attorney dated 25 October 2005 was in full force and effect and had not been revoked as of 2 November 2005. The Power of Attorney dated 23 December 2005 is in full force and effect and has not been revoked as of the date of this opinion.

SCHEDULE 3

Qualifications

The opinions hereinbefore given are subject to the following qualifications:

26.

The term "enforceable" and its cognates as used in this opinion means that the obligations assumed by the Company under the Documents and the Notes are of a type which the courts of the Cayman Islands enforce. This does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)

enforcement of obligations and the priority of obligations may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity;
(c)	claims may become barred under statutes of limitation or may be or become subject to defenses of set-off or counterclaim;
(d)

where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of or contrary to the public policy of, that jurisdiction;

(e)	an award of a court of the Cayman Islands may be required to be made in Cayman Islands dollars;
(f)

to the extent that any provision of the Documents or the Notes is adjudicated to be penal in nature, it will not be enforceable in the courts of the Cayman Islands; in particular, the enforceability of any provision of the Documents or the Notes which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)

to the extent that the performance of any obligation arising under the Documents or the Notes would be fraudulent or contrary to public policy, it will not be enforceable in the courts of the Cayman Islands; and

(h)	a Cayman Islands court will not necessarily award costs in litigation in accordance with contractual provisions in this regard.
27.

Cayman Islands stamp duty will be payable if any of the Documents or the Notes are executed in, brought to, or produced before a court of the Cayman Islands. Such duty would be nominal except in the case of:

(a)	a legal or equitable mortgage or charge of immovable property or a debenture;
(i)	where the sum secured is CI$300,000 (US$360,000) or less, in which case such duty would be 1% of the sum secured;
(ii)	where the sum secured is more than CI$300,000 (US$360,000), whether initially or after further advance, in which case such duty would be 1.5% of the sum secured;
(b)	a legal or equitable mortgage or charge of movable property (not including a debenture but including a bill of sale), in which case such duty would be 1.5% of the sum secured
PROVIDED THAT no duty shall be payable where the property is situated outside the Cayman Islands and that in the case of a legal or equitable mortgage or charge granted by an exempted company, an ordinary non-resident company (as defined in the Companies Law (2004 Revision) or an exempted trust (as defined in the Trusts Law 2001 Revision) or a body corporate incorporated outside the Cayman Islands of movable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, the maximum duty payable shall be CI$500.00 (US$600.00).
(c)

any note evidencing indebtedness, in which case duty of CI$0.25 per CI$100 or part thereof of the face value of each note, subject to a maximum of CI$250, is payable, unless, the notes are issued as part of a series by an exempted company or by an ordinary non-resident company (as defined in the Companies Law (2004 Revision)) or by a body corporate incorporated outside the Cayman Islands, in which case a duty of CI$500 in respect of the instrument creating the notes may be paid and thereafter no further stamp duty in respect of such notes is payable.

28.

A certificate, determination, calculation or designation of any party to the Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, if, for example, it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

29.

If any provision of the Documents or the Notes is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Cayman Islands courts.

30.

In principle, a person who claims to be entitled pursuant to a contract to recover the legal fees and expenses incurred in enforcing that contract shall be entitled to judgment for the amount of legal fees and expenses found due under the contract and such amount shall not be subject to taxation pursuant to the applicable rule of court. However, the applicable rule (GCR Order 62, rule 4(3)) has been in force only since January 1, 2002 and there remains some uncertainty as to the way in which it will be applied in practice.

31.

A conveyance, mortgage or charge made by a company at a time when that company was unable to pay its debts as they fall due, and made in favor of a creditor with a view to giving that creditor a preference over the other creditors of the company, would be void pursuant to Section 168(1) of the Companies Law (2004 Revision), if within 6 months thereof a petition to the Grand Court in the Cayman Islands for the winding-up of such company, or a resolution is passed for the voluntary winding-up of the company.

32.

Under the Fraudulent Dispositions Law 1989, any disposition of property made with an intent to defraud (which means an intention willfully to defeat an obligation owed to another creditor) and at an undervalue, shall be voidable at the instance of the creditor thereby prejudiced.

33.	We express no opinion upon the effectiveness of any clause in the Documents providing that the terms thereof may only be amended in writing.
34.

The effectiveness of terms in the Documents or the Notes excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty are limited by law.

35.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions ("Sanctions") extended to the Cayman Islands by the Order of Her Majesty in Council.
36.

Persons who are not party to any agreement (other than beneficiaries under properly constituted trusts or persons acting pursuant to powers contained in a deed poll) under Cayman Islands law have no direct rights or obligations under such agreement.

37.	We express no opinion on the effectiveness of any term of the Documents or the Notes purporting to restrict the ability of all of the parties thereto to amend the terms of such Documents or Note.

EXHIBIT 4

Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Special

Brazilian Counsel to the Company and the Guarantor

Ladies and Gentlemen:

1.            We have acted as special Brazilian counsel for Companhia Vale do Rio Doce (“Guarantor”), a corporation organized and existing in accordance with the laws of Brazil, in connection with the issuance by Vale Overseas Limited (“Vale Overseas”), a company organized and existing in accordance with the laws of the Cayman Islands, of the 6.250% Guaranteed Notes due 2016 (the “Notes”), representing US$ 1,000,000,000 in principal amount. Unless otherwise defined, terms and expressions used herein have the same meaning ascribed to them in the Indenture, dated as of March 8, 2002 (as so supplemented by the third supplemental indenture dated as of January 15, 2004, the fourth supplemental indenture dated as of January 15, 2004, and the fifth supplemental indenture dated as of January 10, 2006, the “Indenture”).

2.            In rendering the opinions set forth below, we have examined originals or copies, certified or otherwise authenticated to our satisfaction, of the following documents:

(a)	Prospectus, dated as of December 12, 2003;
(b)	Preliminary Prospectus Supplement, dated as of January 5, 2006;
(c)	Prospectus Supplement, dated as of January 5, 2006;
(d)	Indenture (as defined above);
(e)	Terms Agreement, dated as of January 5, 2006;
(f)	Underwriting Agreement Basic Provisions, dated as of January 9, 2004;
(g)	Global Notes;
(h)	the Guaranty relating to the Notes;
(i)	the Guarantor’s power-of-attorney, dated as of December 27, 2005;
(j)	Consolidated and updated by-laws of the Guarantor as modified by the Extraordinary General Shareholders´ Meeting held on July 19, 2005;

(k)

Minutes of the Meeting of the Board of Directors of the Guarantor, held on December 17, 2003, which approved the delegation of powers to the Executive Board in connection with the issuance of the Guaranty;

(l)	Minutes of the Meeting of the Board of Directors of the Guarantor, held on December 22, 2005, which approved the Fund Raising Program for 2006; and
(m)	Minutes of the Meeting of the Executive Board of the Guarantor, held on December 19, 2005, which approved the issuance of the Guaranty.

In this opinion, the documents listed in items (a) to (m) above are jointly referred to as the “Transaction Documents”.

3.            In connection therewith we have also examined such treaties, laws, rules, regulations, orders and decrees as we have deemed necessary as a basis for our opinion.

4.            As to matters of fact, we have relied solely upon documents, oral and/or written information provided to us by the Guarantor’s officers on behalf of the Guarantor. We have not made any investigation of the laws of any jurisdiction outside Brazil and this opinion is given solely in respect of the laws of Brazil as of the date hereof, and not in respect of any other law. In particular, we have made no independent investigation of the laws of the Cayman Islands nor those of New York. In relation to any matters of United States Federal and New York State laws we understand that you are relying on the opinion of Clearly, Gottlieb, Steen & Hamilton, the United States counsel for the Vale Overseas, dated as of the date hereof and delivered pursuant to Section 4(b) of the Underwriting Agreement Basic Provisions. As for matters of Cayman Islands laws we understand that you are relying on the opinion of Walkers, the Cayman Island counsel for the Vale Overseas, dated as of the date hereof and delivered pursuant to Section 4(c) of the Underwriting Agreement Basic Provisions.

5.	In giving this opinion we have made the following assumptions:
	(a)	all documents submitted to us as facsimile or copy or specimen documents conform to their originals;
(b)	all signatures on the Transaction Documents and on other documents submitted to us as originals, certified copies or copies are genuine;
(c)	the Transaction Documents have been executed and delivered by each of the parties thereto in the respective forms examined by us;

(d)	there is no agreement or arrangement of any of the parties to the Transaction Documents which may modify, affect or supersede any of the terms thereof;
(e)	each of the parties to the Transaction Documents, other than the Guarantor, has been duly organized and established and is validly existing at the date of execution of the Transaction Documents;
(f)

each of the parties to the Transaction Documents, other than the Guarantor, has all necessary regulatory and other approvals, exemptions, licenses and authorizations to perform its obligations under such Transaction Documents to which it is a party;

(g)	there is no provision of the law of any jurisdiction other than Brazil which has any implication in relation to the opinion expressed herein;
(h)

validity and enforceability of the Transaction Documents under the laws of the Cayman Islands and the State of New York and, insofar as any obligation incurred under any of the Transaction Documents is to be performed in or is otherwise subject to any jurisdiction outside Brazil, such performance will not be unlawful under the laws of that jurisdiction; and

(i)	the total assets of the Guarantor are sufficient to settle all of its liabilities as they fall due, and the Guarantor is not insolvent towards any of its material liabilities or obligations.

6.            Based on the foregoing and subject to the reservations, qualifications and explanations set forth in Paragraph 7 below, we are of the opinion that:

(a)	The Guarantor is duly incorporated and validly existing as a corporation (sociedade anônima) under the laws of Brazil.
(b)

The Guarantor has corporate power and authority as well as legal right to make, deliver and perform the Transaction Documents to which it is a party. Each of the Transaction Documents to which the Guarantor is a party has been duly authorized by all necessary corporate action of the Guarantor.

(c)	The execution, delivery and performance of each of the Transaction Documents by the Guarantor, as the case may be, does not violate any Brazilian law, rule or regulation.

(d)

Except as provided for in Paragraph 7 below, no consent, approval, notice, registration, authorization, filing with or order of any court or governmental agency or other regulatory authority or body having jurisdiction over the Guarantor or any of its respective properties or assets in Brazil is required: (i) for the valid authorization, issuance, sale and delivery of the Notes; (ii) for the execution, delivery or performance by the Guarantor of any of its respective obligations under any of the Transaction Documents, including, without limitation, making any of the applicable payments required to be made in respect of any of the Transaction Documents; or (iii) to ensure the legality and validity of any of the Transaction Documents, except for any such authorization, approval, action, notice or filing which has been obtained or made, as the case may be, prior to the date hereof and is in full force and effect on the date hereof.

(e)

Except as provided for in Paragraph 7 below, each of the Transaction Documents to which the Guarantor is a party is in proper legal form under the laws of Brazil for the enforcement thereof against the Guarantor and constitutes a valid and legally binding obligation of the Guarantor.

(f)

The obligations of the Guarantor under the Guaranty rank and will rank at least pari passu in priority of payment with all other unsecured and unsubordinated obligations of the Guarantor, subject to any insolvency, bankruptcy, reorganization, moratorium or similar laws affecting creditors´ rights generally from time to time in effect.

(g)

Except as otherwise specified in Paragraph 7 below, the statements contained under the headings “Certain Tax Considerations – Brazilian Tax Considerations” in the Preliminary Prospectus Supplement and in the Prospectus Supplement, which provides a summary of the Brazilian tax considerations relating to an investment in Securities by a non-resident in Brazil, to the extent that they constitute a summary of existing Brazilian statutes, rules, regulations, legal, governmental and regulatory proceedings and other matters of law fairly summarize the matters described therein in all material respects.

(h)

The Guarantor is generally subject to suit to the best of our knowledge, and neither the Guarantor nor any of its property has any right of immunity, on grounds of sovereignty or otherwise, from any legal action, suit or proceeding, set-off or counterclaim, provided, however, that the Guarantor has a right of immunity from: (i) the attachment of certain properties in aid of execution of judgement; and (ii) the execution of a judgement, in certain circumstances involving activities conducted under concessions granted by Brazilian authorities.
(i)

The choice of New York law as the governing law of the Transaction Documents will be recognized and given effect by the courts of Brazil, to the extent that such law does not offend Brazilian national sovereignty, public policy and good morals (as provided in Article 17 of Decree Law No. 4.657/42).

(j)

Except as provided for in Paragraph 7, the appointment by the Guarantor of the process agent for service of process under the Transaction Documents is valid and legally binding on the Guarantor under the laws of Brazil.

(k)

The submission of Guarantor to the non-exclusive jurisdiction of any Federal or State Court in the City, County and State of New York is a legal, valid and binding submission. Except as provided for in Paragraph 7 below, any judgment against Guarantor issued by a court of the State of New York or a Federal court sitting in New York City of any sum payable by it under the Transaction Documents would be recognized and enforced in the courts of Brazil without a substantive reexamination of the merits.

(l)

Except otherwise specified in Paragraph 7 below, no stamp, registration, documentary transfer or similar taxes are payable under the laws of Brazil by reason of any of the transactions contemplated by the Transaction Documents or in relation to execution, delivery or performance of, or any enforcement proceeding in respect of the Transaction Documents brought in the courts of Brazil.

7.            This opinion is subject to the following qualifications, explanations and reservations:

(a)

Any provisions of the Transaction Documents providing that any specification or determination will be conclusive and binding will not be conclusive and binding if such calculation or determination is fraudulent and will not necessarily prevent judicial inquiry into the merits of any claim by an aggrieved party.

(b)	In case of bankruptcy, insolvency, liquidation and reorganization of the Guarantor, certain credits, such as credits for salaries, and wages, social security and taxes will have preference over any other credits, including secured ones, and credits for taxes will have preference over any other credits.

(c)

In case of proceedings instituted against the Guarantor in Brazil, certain court costs and deposits to guarantee judgment might become due. Pursuant to Article 835 of the Brazilian Code of Civil Procedure, a Brazilian or a foreign plaintiff who resides abroad or is abroad during the course of a legal proceeding must post a bond to cover legal fees and court expenses of the defendant, if the plaintiff does not own real estate in Brazil to assure payment thereof, except in case of enforcement proceedings or counterclaims, determined as established under Article 836 of the Brazilian Code of Civil Procedure.

(d)

Any judgment obtained or enforced against the Guarantor in a Brazilian court of law by a non Brazilian resident in respect of any sum payable by the Guarantor under any of the Transaction Documents will be expressed in Brazilian currency, equivalent to the applicable amount of United States dollars.

(e)

In connection with the enforceability of the Transaction Documents: (i) each such agreement must be translated into Portuguese by a certified sworn translator (tradutor juramentado); and (ii) each such agreement executed outside of Brazil must be notarized by a notary public licensed as such under the law of the place of signing, and the signature of such notary public authenticated by a Brazilian Consulate officer and registered at the appropriate Registry of Documents and Deeds in Brazil.

(f)

Any judgment against any of the Guarantor in any of the non-Brazilian courts mentioned in the Transaction Documents with respect to the Transaction Documents will be enforceable in the courts of Brazil without a reexamination of the merits if previously confirmed by the Brazilian Superior Court of Appeals (Superior Tribunal de Justiça), and such confirmation is only given if such judgment:

(i)	fulfills all formalities required for its enforceability under the laws of the country where it was issued;
(ii)	was issued by a competent court (I) after due service of process on the Guarantor or (II) after sufficient evidence of the Guarantor’s absence has been given, as required under applicable law;
(iii)	is not subject to appeal;

(iv)	was authenticated by a Brazilian Consulate in the country in which it was issued and is accompanied by a sworn translation into the Portuguese language;
(v)	is for a payment of a sum determined or ascertainable; and
(vi)	is not against Brazilian national sovereignty, public policy or morality.

(e)

This opinion is dated as of today and we expressly disclaim any responsibility to advise with respect to any development or circumstance of any kind, including any change of law or fact which may occur after the date of this opinion letter, even though such development, circumstance or change may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion letter. Accordingly, you should seek advice of your counsel as to the proper application of this opinion letter at such time.

(f)

We also expressly disclaim any responsibility to advise with respect to any developments, modifications or circumstance of any kind involving any of the Transaction Documents in their respective forms examined by us, even though such development or modification may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion letter.

(g)

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters in connection with the Transaction Documents or the transactions or documents referred to therein.

(h)

The principles of Brazilian law that govern the invalidity of the acts and obligations are considered principles of public order and cannot be altered or waived by the parties thereto. Under Brazilian law, a guaranty is considered an accessory obligation to the underlying obligation and the Brazilian Civil Code establishes, in Article 184, that the invalidity of the principal obligation causes the invalidity of the accessory obligation. Therefore, a judgment obtained in a court outside Brazil against a Guarantor aiming at the enforcement of a guaranty in respect of obligations ruled to be void may not be confirmed by the Brazilian Superior Court of Appeals (Superior Tribunal de Justiça).

(i)	Under Brazilian law, a person may not waive or be deprived of its right to submit a claim to the judiciary system nor be deprived of its property without due process; therefore, any waivers by the Guarantor with respect to its rights to seek recourse from the Company and any waivers to assert a claim against the Underwriters or the Trustee by the Guarantor may not be enforced by a Brazilian court of law.
(j)

Brazilian legislation is unclear on whether guaranty payments are or are not subject to taxation in Brazil. Therefore, the Guarantor could be required to withhold income tax on payments made by it in relation to the Notes, including, but without limitation to, interest and principal, at a maximum rate of 25%.

(k)

We express no opinion as to the enforceability of the provisions of: (i) Section 6 of the Underwriting Agreement Basic Provisions, as amended by the Terms Agreement, providing for contribution by the parties to certain costs and expenses incurred by other parties thereto; and (ii) Section 17 of the Terms Agreement, providing for indemnification by any party thereto for currency variation and/or exchange rate losses incurred as a result of a court award or judgement expressed and paid in a currency other than United States Dollars.

(l)

In rendering the opinion set forth herein, we note that any conclusion on any particular issue is not a guaranty or prediction of what a court would hold but, rather, sets forth our conclusions as to what would or should be the proper result for a court to reach in a properly presented and decided case in which the facts and assumptions relied on herein are established.

(m)

In the event that any suit is brought against the Guarantor, service of process upon the Guarantor, if made in Brazil (including, but not limited to, by means of registered or certified mail, postage prepaid) must be effected in accordance with Brazilian law (it being understood that the foregoing does not affect our opinion in item 6(j) above).

8.            This opinion is given solely for the purposes of the issue of the Notes and for the information of the Underwriter and of the Trustee to whom it is addressed and their respective legal advisors. This opinion may not be relied upon for any other purpose or by any other person, whether natural person, legal entity or government body, nor may it be used for any purpose other than as stated herein, or quoted or referred to in any public document, or in any other way made public, without our prior written consent.

9.            We are qualified to practice law in the Federative Republic of Brazil only and therefore the opinion expressed in this letter is limited to questions arising under the laws of the Federative Republic of Brazil. Therefore, this opinion does not cover any questions arising under or relating to any laws other than the laws of Brazil as in effect at the date of this opinion and we have assumed that there is nothing in any other law that affects our opinion.

10.         This opinion will be governed by and construed in accordance with the laws of Brazil in effect on the date hereof.

EXHIBIT 5

Pricing Term Sheet

Issuer:	Vale Overseas Limited
Guarantor:	Companhia Vale do Rio Doce
Size:	US$ 1.0 billion
Maturity:	January 11, 2016
Coupon:	6.250%
Price:	99.97% of face amount
Yield to maturity:	6.254%
US Treasury Spread:	190 bps
US Treasury:	4.50% US Treasury due 11/2015
US Treasury Price and Yield:	101-5 4.354%
Interest Payment Dates:	January 11 and July 11, commencing July 11, 2006
Settlement:	T+3; January 10, 2006
CUSIP/ISIN:	91911TAF0 / US91911TAF03
Ratings:	Baa3/BBB (Moody/S&P)
Minimum Denominations:	US$100K/US$1K
Listing:	NYSE (pending)
Sole Bookrunner:	J.P. Morgan Securities Inc.
Format:	SEC Registered
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 846-2874 (in the United States), or by calling collect (212) 834-7279 (outside the United States).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.